UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Silence Therapeutics plc

(Name of Issuer)

Ordinary Shares, nominal value £0.05 per share

(Title of Class of Securities)

G8128Y157

(CUSIP Number)

Richard Griffiths

Floor 1 Liberation Station

Esplanade, St Helier, Jersey, JE2 3AS

Tel: +44 1534 719761

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G8128Y157	Page 2 of 5

(1)	Names of reporting persons Richard Ian Griffiths
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Jersey, Channel Islands
Number of	(7)	Sole voting power 24,281,709*
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 24,281,709*
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 24,281,709*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.0%**
(14)	Type of reporting person (see instructions) IN

* Mr. Griffiths beneficially owns an aggregate of 24,281,709 ordinary shares, nominal value £0.05 per share (the “Shares”), of Silence Therapeutics plc (the “Company”), consisting of 8,093,903 American Depositary Shares (“ADSs”), each of which represents, and at the holder’s option is convertible into, three Shares. Mr. Griffiths holds certain ADSs through the following entities of which he is a director and the controlling shareholder: (i) 1,651,207 ADSs held through Ora Ventures Limited; (ii) 620,238 ADSs held through Sarossa Plc; (iii) 4,628 ADSs held through Serendipity Capital Limited; (iv) 280,717 ADSs held through Cream Capital Limited; (v) 1,050,000 ADSs held through Blake Holdings Limited; and (vi) 4,487,113 ADSs held personally.

** The aggregate percentage of Shares reported owned by Mr. Griffiths is based upon 89,789,713 Shares issued and outstanding as of March 31, 2022, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 16, 2022.

Explanatory Note

This Schedule 13D (this “Schedule 13D”) supersedes the Schedule 13G previously filed by Richard Ian Griffiths on February 14, 2022, and is being filed to reflect the acquisition of over 2% of the Shares (as defined below) within the preceding 12 months.

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, nominal value £0.05 per share (the “Shares”), of Silence Therapeutics plc (the “Company”). The address of the principal executive offices of the Company is 77 Hammersmith Road, London W14 8TH, United Kingdom.

Item 2. Identity and Background

(a).  This Schedule 13D is being filed by Richard Ian Griffiths (the “Reporting Person”) with respect to the Shares.

(b).  The business address of the Reporting Person is Floor 1 Liberation Station, Esplanade, St Helier, Jersey, JE2 3AS.

(c).   The principal occupation of the Reporting Person is serving as chairman of Sarossa Plc and Ora Limited, each with business address of Floor 1 Liberation Station, Esplanade, St Helier, Jersey, JE2 3AS.

(d)-(e).   During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).   The Reporting Person is a citizen of Jersey, Channel Islands.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person’s acquisition of the Shares were made using the personal funds of the Reporting Person. A total of approximately $9.5 million was paid to acquire the Shares reported in Item 5(c) of this Schedule 13D.

Item 4. Purpose of Transaction

The Reporting Person acquired the Shares for investment purposes. The Reporting Person will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Shares, the Company’s business, management, operations and prospects, and general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Person may determine to sell, trade or otherwise dispose of all or some holdings in the Company in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action.

Except as discussed above, the Reporting Person has no present plans or proposals which relate to or would result in any of the matters referred to in Items 4(a) through 4(j) of Schedule 13D. The Reporting Person, may, from to time, review or reconsider his position and formulate plans or proposals with respect to Items 4(a) through 4(j) of Schedule 13D, but has no present intention of doing so.

Item 5. Interest in Securities of the Company

(a)-(b). Rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference.

(c).   During the past 60 days, the Reporting Person effected the following transactions:

Date	Type of Transaction	Entity/Individual	Number of Shares	Price per Share
06/08/2022	Open Market Purchase	Blake Holdings Limited	1,050,000	$7.50
06/08/2022	Open Market Purchase	Richard Griffiths	200,000	$7.50
06/09/2022	Open Market Purchase	Richard Griffiths	9,726	$8.00

(d).   To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e).   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons and any other person, with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2022/s/ Richard Griffiths

Richard Griffiths